Filed by Conoco Inc.
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933

                                    Subject Company:         Conoco Inc.
                                    Commission File No.:     001-14521

                                    Subject Company:         Phillips
                                                             Petroleum Company
                                    Commission File No.:     001-00720

Set forth below is the transcript of the Afternoon with Archie teleconference held on December 13, 2001 regarding various issues, including the proposed Conoco/Phillips merger.

                                    * * *

     The following text contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the following text include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

     Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

                                    * * *


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Rachel:        Good afternoon ladies and gentlemen and thank you for standing
               by. Welcome to the Afternoon with Archie conference call. At this time our participants are in a listen-only mode. Following the formal presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star followed by the zero for an operator. As a reminder, this conference is being recorded today, Thursday, December 13, 2001. I would now like to turn the conference over to Mr. Tom Henkel, Vice President of Investor Relations for Conoco. Please go ahead, sir.

Thomas Henkel: Thank you Rachel and thanks everybody for joining us in this next in the continuing series of conversations with our Chairman and CEO, Afternoons with Archie. This call will last about 30 minutes. I know Archie's prepared a couple of minutes of interesting opening comments about a number of topics including the Conoco/Phillips merger and after that he'll take, he'll take your questions. So without further ado, Archie.

Archie Dunham: Thank you, Tom. Hopefully it will be interesting but I won't promise that; but I do appreciate each of you being on-line today. I think this is a unique way to communicate with our investors and hopefully if you agree you'll let Tom know and we'll keep doing it and if you have no value for it we'll stop doing it. But, it's been a great year for Conoco. Either our best or our second best year from an earnings perspective in the history of the company. We've had a fantastic performance by our downstream organization. I think that most of you know we earn more during the first three quarters of the year in downstream than any previous year and the return on capital employed in downstream continues to be top quartile if not number one in the world. We entered the third quarter with the very successful acquisition of Gulf Canada which is the largest M&A transaction in the history of Canada, six and a half billion dollars. It really allowed us to significantly increase our natural gas production, increase our production and our reserves in North America as well as Southeast Asia, really positioned us well in Southeast Asia long-term and so we continue to be extremely pleased with our Gulf Canada acquisition and as most of you know, that was accretive to earnings in the third quarter. And then, in October you approved the collapse of the A and B shares into a single class of stock. I think the market has received that in a very positive way and then we found that about a month later, on November 18th, with the announcement of the merger between Conoco and Phillips which is the largest merger of equals, I know in the energy industry, and possibly in corporate


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               America. And so it's been a real exciting year, we continue to be very pleased with the response of the market on our Conoco/Phillips merger. As you probably know, the Conoco stock is up about 11% versus our peer companies which is up 2% since the announcement. And so the initial reaction has been very positive. We are absolutely convinced that we're creating a great company, a new international major. It's gonna create, it's gonna be accretive to both earnings and cash in the first twelve months of its history. It really allows us to be significantly larger in Southeast Asia as well as North America and so we continue to be very, very pleased with the prospects of this merger. We've announced a seven hundred and fifty million dollar synergies target, I think that's low. And hopefully over the next several months, as our integration team continues to do its work, we'll be able to increase the amount of synergies. It positions us really well from a balance sheet perspective, it reduces our debt to capitalization to 33 or 34% so it puts us in a great position from that respect and we continue to know and have confidence that it's gonna be an outstanding merger. And so, kind of with those high points about what's happening in the last six or nine months, let's open it up to your questions. As always, you're free to ask anything that's on your mind. I'll try to be responsive to your questions, if I don't have a precise answer and it's one that we can give the information on ... if I can't answer it, I'll have Tom Henkel get back with you and give you a precise answer, so who's gonna be first?

Rachel: Thank you sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by the one on your push button phone. If you would like to decline from the calling process please press the star followed by the two. You will hear a three tone prompt acknowledging your selection and your questions will be polled in the order received. If you are using speaker equipment today, you will need to lift the handset before pressing the numbers. One moment please for the first question. Mark Gilman, please state your company name followed by your question.

Mark Gilman:   First Albany. Hello Archie.

Archie Dunham: Mark.

Mark Gilman:   Archie, I preface this question by suggesting and I'd
               assume you'd accept this - that we are in the midst of and perhaps entering a fairly difficult business environment for the industry. And at the same time taking recognition of the fact that the exchange ratio implicit in the Phillips merger is basically fixed, therefore leaving you in the


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                                                                             3


               position, you and your shareholders, in the position of accepting .4677 Phillips shares, however those shares would happen to be priced given the environment. I'm curious, with those assumptions, what provisions exist for you to potentially renegotiate the terms of the merger should you see that to be necessary or alternately what provisions exist for you to walk away from it?

Archie Dunham: Well to be quite honest Mark, I can't remember what we finally ended up with around that particular issue. Obviously we don't anticipate that occurring but I can see theoretically how it could occur. I'll let Tom get back with you, I mean we just need to look at the S-4, it's been filed, but I can't remember precisely, those things were changing in the last 96 hours as we were redoing a lot of the provisions of the merger agreement. So, rather than let me try to remember what we ended up with, let Tom get back with you and tell you precisely what we had.

Mark Gilman:   Okay, if I could, just one other that's a little bit more
               specific and direct. Archie, you suggest a series of financially oriented objectives and targets, particularly with respect to balance sheets and divestitures in the wake of the Gulf Canada acquisition earlier this year. I'm a bit curious in the context the pendency of the merger. Do you continue to proceed with these Conoco-oriented balance sheet-oriented targets or do you reassess them in the context of a pro forma merged balance sheet from the standpoint of the two companies?

Archie Dunham: We've really done both Mark. We have successfully sold about
               700 million dollars of upstream and downstream assets since the closing of the Gulf Canada acquisition. We originally told you we were going to dispose of about a billion or a billion and a half. We have another, I think it's 400 hundred million dollars planned for early next year. So that will bring in something slightly above a billion dollars that we currently have in our EO and capital budget in our plans for next year. But we plan to stop at that point - you know a billion, billion one, billion two, rather than proceeding ahead with a billion and a half by the middle of next year and we've done that precisely for the reason that you mentioned, that rather than continue to dispose, especially of any upstream assets, we want to hold up and look at the total portfolio of both Conoco and Phillips before we continue to sell assets.

Mark Gilman:   Okay, thanks Archie.

Archie Dunham: But the billion or billion one that we either have sold or will sell by early next year are those that we feel, without question, should be shuffled in our portfolio.

Mark Gilman:   Thanks a lot.

Archie Dunham: You bet.

Rachel: Paul Cheng, please state your company name followed by your question.

Paul Cheng:    Lehman Brothers. Hi Archie.

Archie Dunham: Hi Paul.

Paul Cheng:    Several quick questions. First, I don't know if it's a good format to ask, Enron what is your net exposure right now and is there any provision that we will see in the fourth quarter and also that the remaining unrealized hedging gain because I suppose that you guys have been unwinding some of your position, how big of a position, hedging position has been unwind? Secondly, on the pending merger with Phillips, does that mean, you have indicated that the other sales program is going to be changed somewhat, does that also mean that your capital spending program for 2002 will have a change compared to what you have indicated during your analysts' meeting about a month ago? And then, lastly, is there any comment you can make related to Gulf Indonesia?

Archie Dunham: Ok, ah, let me kind of do them backwards, Paul. First of all, our position on Gulf Indonesia is the same. We're focusing now on integrating the Gulf Canada acquisition in its totality, we have walls up around Conoco Indonesia and Gulf Indonesia to make sure that they're managed separately for the benefit of their respective shareholders, so we have just made no change there. The second question around capital budget, our capital budget was approved by our board on Tuesday. It's exactly what we told you it was going to be at the analysts' meeting, it's about $2.8 billion so there's no change there versus, even in anticipation of the merger with Phillips. The first question you asked about our exposure to Enron, I think we have publicly said that our exposure is less than or significantly less than ten million dollars, and so we were very successful in unwinding a lot of positions very early in the process and our people did a great job there.

Paul Cheng:    If that means that, ah, Archie, sorry to beat a dead horse on that. Seriously, I think that we've been expecting to see a substantial hedging benefit in 2002 when you're unwinding those positions given you being in the money so

               I presume you cannot continue to or then reinitiate the hedging based on what you had before so the hedging gain will be realized in the fourth quarter but not in next year? I presume that will be the case.

Archie Dunham: Well I don't want to talk about next year but clearly we will have, uh, depending on what happens to the market in the next two weeks, we anticipate, you know, substantial gains in the fourth quarter from our hedging operation.

Thomas Henkel: Paul, this is Tom Henkel, just to make sure that you understood, when Archie said we unwound a lot of our positions with Enron, that is true, but we, none of the hedging that we did as part of Gulf Canada was with Enron and none of that has been unwound, so it's still all in place.

Paul Cheng:    Ok, so your hedging is still in place?

Thomas Henkel: Yes.

Archie Dunham: Yes. I'm sorry, I was just really referring to some of the transactions we had with Enron that had nothing to do with Gulf Canada.

Paul Cheng:    Ok, so all the hedges that you put associated with Gulf Canada is still in place.

Archie Dunham: Absolutely.

Paul Cheng:    Ok, very good, thank you.

Rachel: Our next question comes from Don Niemann, state your company name followed by your question.

Don Niemann:   Institutional Capital. Hi Archie and Tom.

Archie Dunham: Hi Don.

Thomas Henkel: Don, how you doing?

Don Niemann:   Is there a date yet set for or an approximate date set for the shareholders' vote on the Phillips/Conoco merger and when do you think an announcement of the key managerial positions will be made?

Archie Dunham: The earliest date, I think, that we can anticipate for the shareholders' meeting would be the month of February and obviously that depends on the response we get out of the regulators in Washington, specifically the SEC. And yes we will announce the management team in advance of asking the shareholders to vote. So, Jim and I are working on that issue as we speak and we actually were working on it before we consummated the merger and I feel very optimistic that the institutions will be pleased with the management team. We've made a commitment, we're going to pick the best people. It's not necessarily, you know, a kind of a balance or 50/50 with respect to management, instead we're going to pick the best people.

Don Niemann:   Well, I would, as a comment, just reiterate that I
               think that is obviously the way to go and there are a lot of good people on both sides of the table here and I think an important consideration for investors will be in fact choosing the right people for the right slots.

Archie Dunham: I think we all agree with that Don, on both sides.

Don Niemann:   Okay, thanks a lot guys.

Archie Dunham: Thank you, appreciate your support.

Rachel: Ladies and gentlemen, if there are any additional questions, please press the star followed by the one at this time. As a reminder, if you are using speaker equipment, you will need to lift the handset before pressing the numbers. Gentlemen, they have no further questions at this time, please continue.

Archie Dunham: Okay, in closing, just let me say that we appreciate your support. Again, we're looking forward to consummating the merger with Phillips as quickly as possible. Hopefully, we can get that done in the early part of the second half of next year. That's certainly going to be our target, we have an integration team in place, announced and working as we speak and we're already making tremendous progress; and I'm optimistic; as I said earlier, that the synergies that we will achieve will grow even higher than what we announced at the time of the merger. This continues to be an outstanding opportunity, I think, for both the Conoco and the Phillips shareholder. We're going to show the street that a merger of equals can be successful and Jim and I are looking forward to that opportunity. So, thank all of you for being on the line today. I hope you and your families have a joyous holiday season and we look forward to visiting with you sometime in the first quarter. So have a great holiday.